# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Biopharma, Inc., CIK 0001253689
CUSIP: G2545C104
Title of class of securities: Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: 300 Fifth Avenue, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 07/16/2026
Amends the filing with accession number 0001104659-25-061806
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,593,385; sole dispositive power 0; shared dispositive power 6,593,385; aggregate amount beneficially owned 6,593,385 (16.5% of the class)
  Comment: The securities include (a) 3,601,316 ordinary shares, $0.001 par value per share (the "Ordinary Shares"), 2,890,000 Ordinary Shares issuable upon conversion of 2,890 shares of Series A non-voting convertible preferred shares, par value $0.001 per share (the "Series A Preferred Shares"), and 102,069 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fairmount Healthcare Fund II L.P. ("Fund II") and exclude (b) 2,191,968 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II due to the application of a beneficial ownership limitation. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. At such time as Fairmount Funds Management LLC ("Fairmount") and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 39,960,923 Ordinary Shares outstanding as of July 16, 2026, consisting of (i) 36,959,831 Ordinary Shares outstanding as of July 16, 2026, as reported in the Company's prospectus supplement filed pursuant to Rule 424(b)(5) dated July 14, 2026, (ii) 9,023 Ordinary Shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons, (iii) 102,069 Ordinary Shares underlying the Pre-Funded Warrants owned by the Reporting Persons, subject to the beneficial ownership limitation, and (iv) 2,890,000 Ordinary Shares underlying the 2,890 shares of Series A Preferred Shares owned by the Reporting Persons.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,593,385; sole dispositive power 0; shared dispositive power 6,593,385; aggregate amount beneficially owned 6,593,385 (16.5% of the class)
  Comment: The securities include (a) 3,601,316 Ordinary Shares, 2,890,000 Ordinary Shares issuable upon conversion of 2,890 Series A Preferred Shares, and 102,069 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by the Reporting Person and exclude (b) 2,191,968 Ordinary Shares issuable upon exercise of Pre-Funded Warrants, due to the application of the beneficial ownership limitation. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 39,960,923 Ordinary Shares outstanding as of July 16, 2026, consisting of (i) 36,959,831 Ordinary Shares outstanding as of July 16, 2026, as reported in the Company's prospectus supplement filed pursuant to Rule 424(b)(5) dated July 14, 2026, (ii) 9,023 Ordinary Shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons, (iii) 102,069 Ordinary Shares underlying the Pre-Funded Warrants owned by the Reporting Persons, subject to the beneficial ownership limitation, and (iv) 2,890,000 Ordinary Shares underlying the 2,890 shares of Series A Preferred Shares owned by the Reporting Persons.
- Peter Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 9,023; shared voting power 6,593,385; sole dispositive power 9,023; shared dispositive power 6,593,385; aggregate amount beneficially owned 6,602,408 (16.52% of the class)
  Comment: The securities include (a) 9,023 Ordinary Shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Harwin*, (b) Fund II's direct holdings of (i) 3,601,316 Ordinary Shares, (ii) 2,890,000 Ordinary Shares issuable upon conversion of 2,890 Series A Preferred Shares, and (iii) 102,069 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by the Reporting Person and (c) exclude 2,191,968 Ordinary Shares issuable upon exercise of Pre-Funded Warrants due to the application of the beneficial ownership limitation. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 39,960,923 Ordinary Shares outstanding as of July 16, 2026, consisting of (i) 36,959,831 Ordinary Shares outstanding as of July 14, 2026, as reported in the Company's prospectus supplement filed pursuant to Rule 424(b)(5) dated July 10, 2026, (ii) 9,023 Ordinary Shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons, (iii) 102,069 Ordinary Shares underlying the Pre-Funded Warrants owned by the Reporting Persons, subject to the beneficial ownership limitation, and (iv) 2,890,000 Ordinary Shares underlying the 2,890 shares of Series A Preferred Shares owned by the Reporting Persons.
  
  * Under Mr. Harwin's arrangement with Fairmount, Mr. Harwin holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin therefore disclaims beneficial ownership of the option and underlying common stock.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,593,385; sole dispositive power 0; shared dispositive power 6,593,385; aggregate amount beneficially owned 6,593,385 (16.5% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.001 par value
Name of issuer: Crescent Biopharma, Inc.
Address of issuer's principal executive offices: 300 Fifth Avenue, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 23, 2025 as amended by Amendment No. 1 filed with the SEC on December 8, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Ordinary Shares of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 6,593,385 Ordinary Shares of the Company, which is comprised of (a) 3,601,316 Ordinary Shares, (b) Pre-Funded Warrants to purchase up to 102,069 Ordinary Shares, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares (and therefore excluding 2,191,968 Ordinary Shares issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation), and (c) 2,890,000 Ordinary Shares issuable upon conversion of 2,890 Series A Preferred Shares, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Ordinary Shares.

On July 16, 2026, Fund II purchased a total of (i) 853,450 Ordinary Shares and (ii) Pre-Funded Warrants to purchase up to 525,897 Ordinary Shares for an aggregate purchase price of $20,000,005.60 in an underwritten public offering (the "Offering"). The securities were purchased with working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Fund II purchased the Ordinary Shares and Pre-funded Warrants referenced in Item 3 for investment purposes.

Lock-Up Agreement

In connection with the Company's underwritten public offering of Ordinary Shares and Pre-Funded Warrants that closed on July 16, 2026, the Reporting Persons entered into a customary lock-up letter agreement (the "Lock-Up Agreement") with Jefferies LLC and TD Securities (USA) LLC acting as the Representatives (collectively, the "Representatives") of the underwiters party to to an underwriting agreement with the Company. Pursuant to the Lock-Up Agreement, the Reporting Persons agreed to refrain from selling shares of the Company's securities without the consent of the Representatives, and other customary lock-up conditions, for a period of 60 days following the date of the final prospectus supplement for the offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Pre-Funded Warrants

The Pre-Funded Warrants purchased by Fund II in the offering have an exercise price of $0.001, are immediately exercisable at any time after the date of issuance and will not expire. A holder of Pre-Funded Warrants may not exercise the warrant if the holder, together with its affiliates, would beneficially own more than 9.99%, as applicable, of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. A holder of Pre-Funded Warrants may increase or decrease this percentage to a percentage not in excess of 19.99% by providing notice to the Company. Any increase in the percentage will not be effective until the 61st day after such notice is delivered.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the form of Pre-Funded Warrant, which is filed as Exhibit 99.3 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 2 is incorporated by reference herein.

In aggregate, the Reporting Persons' securities include (a) 3,601,316 Ordinary Shares, (b) 9,023 shares of Common Stock issuable upon the exercise of options held by the Reporting Persons that are currently exercisable or will be exercisable within 60 days of the date of this filing, (c) 2,890,000 Ordinary Shares issuable upon conversion of 2,890 shares of Series A Preferred Shares, and (d) 102,069 Ordinary Shares issuable upon exercise of Pre-Funded Warrants. The securities exclude 2,191,968 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II due to application of the beneficial ownership limitation. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the conversion of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 2 is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby supplemented as follows:

On July 16, 2026, Fund II purchased in the Offering a total of (i) 853,450 Ordinary Shares at a price of $14.50 per share and (ii) Pre-Funded Warrants to purchase 525,897 Ordinary Shares at a purchase price of $14.499 per Pre-Funded Warrant, which represents the per share purchase price of the Ordinary Shares less the $0.001 per share exercise price for each Pre-Funded Warrant, for an aggregate purchase price of $20,000,005.60.

On June 2, 2026, Mr. Harwin's stock options to purchase 9,023 Ordinary Shares at an exercise price of $15.30 per share, received as compensation for his service as a director of the Company, vested in full and became exercisable.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager to Fund II and has voting and dispositive power over Ordinary Shares held on behalf of Fund II.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on December 8, 2025)

99.2 Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 of the Company's Form 8-K filed with the SEC on July 15, 2026)

99.3 Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on July 15, 2026)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (07/20/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (07/20/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (07/20/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (07/20/2026)
- Peter Harwin: /s/ Peter Harwin, Peter Harwin (07/20/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (07/20/2026)